SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2579	JMENDEZ@STBLAW.COM

June 30, 2017

VIA COURIER AND EDGAR

Re:	Despegar.com, Corp.

Draft Registration Statement on Form F-1

Submitted May 5, 2017

CIK No. 0001703141

Anne Nguyen Parker

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mrs. Nguyen Parker:

On behalf of Despegar.com, Corp. (“Despegar”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the draft Registration Statement relating to the offering of its ordinary shares (the “Registration Statement”), marked to show changes from the draft Registration Statement confidentially submitted on May 5, 2017. The draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated June 1, 2017, regarding the draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Despegar.

Securities and Exchange Commission	2	June 30, 2017

General

1.	Please provide us mock-ups of any pages that include any pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling the printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

Despegar advises the Staff that artwork for the inside covers of the prospectus is still being prepared. Despegar will provide the Staff with copies of such artwork for review prior to inclusion in any preliminary prospectus delivered to prospective investors. Despegar acknowledges that the Staff must have sufficient time to comment on the artwork and undertakes to provide the artwork in a timely manner.

2.	Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Despegar has concurrently herewith supplementally provided the Staff with a copy of the corporate presentation slide deck that has been presented or will be presented visually, but not distributed, to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act. Despegar respectfully requests that the Staff destroy such materials upon completion of its review.

Securities and Exchange Commission	3	June 30, 2017

Despegar further confirms that, to the knowledge of Despegar, no broker or dealer that is participating or will participate in the offering has published or distributed any research reports about Despegar in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act. If any such research report is published or distributed by any broker or dealer that is participating or will participate in the offering in the future, Despegar will promptly provide the Staff with copies of the report.

Summary, page 1

Our Company, page 1

3.	We note your presentation on pages 1-3 of the Prospectus Summary and elsewhere in the prospectus of aggregate compound annual growth rates for the Latin American online travel bookings industry. Please clarify the relationship between the aggregate numbers and the expected outcomes for your business. Disclose your market share and advise investors that past growth rates may not be indicative of future growth.

Despegar has revised the disclosure on pages 1-3, 58 and 77-81 of Amendment No. 1 to address the matters identified in the Staff’s comment. Despegar also refers the Staff to its response to Comment No. 9.

Trends Driving Online Travel and Our Growth, page 3

4.	We note references to third party information throughout the prospectus, including, references to information from the Phocuswright, Euromonitor, Skift, SiteMinder, STR Global, eMarketer, SimilarWeb, and INDEC. Please tell us if you commissioned any reports for use in connection with this registration statement and, if so, please file the consents as exhibits.

Despegar advises the Staff that it did not commission any of the reports cited in the draft Registration Statement. If in the future Despegar commissions such reports, it intends to file the related consents as exhibits, as requested by the Staff.

Summary Financial and Operating Data, page 11

Other Financial and Operating Data, page 12

5.	We note that you present gross bookings, which you explain in footnote 2 is the aggregate purchase price of all travel products booked by customers on your platform during the period. As this amount differs significantly from your revenue for the period, please expand your footnote disclosure here and throughout the document to provide the appropriate context for this amount by describing how gross bookings relates to your total revenue and any limitations. Please refer to Item 303(a) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

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Despegar has revised the disclosure on pages iii, 1, 12, 58 and 62 of Amendment No. 1 to address the matters identified in the Staff’s comment.

6.	We note your presentation of Adjusted EBITDA and your discussion within footnote 3 related to this non-GAAP measure. You state that the excluded expenses are not indicative of your ongoing operations. In light of the fact that these types of expenses occur in each period presented, it would appear that they are ongoing. As such, please revise your disclosure here and throughout the document to clarify that these expenses are recurring and provide a more substantive discussion of how this non-GAAP measure is useful to investors. See Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Despegar has revised the disclosure on pages ii-iii, 12-13 and 62-63 of Amendment No. 1 to address the matters identified in the Staff’s comment.

Risk Factors, page 14

7.	Please provide a risk factor describing the risks associated with the seasonality of your business, or tell us why you do not believe that the risk is material.

Despegar respectfully advises the Staff that a risk factor describing risks associated with the seasonality of its business has already been included in the Registration Statement and refers the Staff to the disclosure on pages 33 and 69 of Amendment No. 1.

We may experience constraints in our Liquidity...page 33

8.	Please expand this risk factor to specifically address the risk of dilution to existing ordinary shareholders in the event that you need to issue additional equity to address liquidity needs.

Despegar has revised the disclosure on page 33 of Amendment No. 1 to address the matters identified in the Staff’s comment. In addition, Despegar respectfully refers the Staff to the risk factor on page 42 of Amendment No. 1.

Facts and Statistics relating to Latin America travel and e-commerce may be inaccurate, page 38

9.	Please confirm your understanding that the accuracy and adequacy of the disclosure in the prospectus is your responsibility, and revise this risk factor to remove the implication that certain disclosures may be inaccurate. To the extent that the relevant disclosure has been furnished by third parties commissioned by the company, please file the associated consents.

Securities and Exchange Commission	5	June 30, 2017

Despegar confirms to the Staff that it understands that the accuracy and adequacy of the disclosure in the Registration Statement is its responsibility. Despegar has revised the disclosure on pages iii-iv and 39 of Amendment No. 1 to address the matters identified in the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

10.	Within your presentation of financial results for the years ended December 31, 2016 and 2015 at the bottom of page 57, we note that you first present gross bookings for each year. As this total includes amounts that are not recognized as revenue in your financial statements, we believe that this measure should be presented subsequent to your GAAP financial results. Please revise here and throughout your document accordingly.

Despegar has revised the disclosure on pages 1 and 58 of Amendment No. 1 to address the matters identified in the Staff’s comment. In addition, Despegar has revised the presentation of gross bookings throughout Amendment No. 1 to make clear that this is an operating metric and not a financial metric. Despegar also refers the Staff to its response to Comment No. 5.

Technology and Development Costs, page 62

11.	Please explain how you reasonably determined costs from your supplier relationships should be classified as a technology and develop cost as opposed to a cost of revenue under Rule 5-03(b)(2) of Regulation S-X. Please include any guidance or literature you relied upon to support your classification. In your response, please quantify these costs for the periods presented.

Despegar submits to the Staff that its costs from supplier relationships primarily consist of costs of personnel dedicated to maintaining and expanding the hotel and other travel products offering. Despegar believes that these costs are not costs of services applicable to current revenues. Rather, they are other operating expenses in accordance with Rule 5-03(b)(2) of Regulation S-X, as they relate to the maintenance and administration of the business, and therefore they are included as part of technology and product development expenses. This presentation is also consistent with the presentation followed by other companies in the online travel industry, which also include supplier relationship costs in operating expense line-items. Costs from supplier relationships totaled $10.1 million and $12.9 million in 2016 and 2015, respectively.

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Results of Operations, page 64

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 64

12.	Please expand your disclosure after your discussion of consolidated results of operations to include an analysis of your operating results for each of your reportable segments for the comparable periods presented. We refer you to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Despegar has revised the disclosure on pages 58 and 66-67 of Amendment No. 1 to address the matters identified in the Staff’s comment.

Revenue, page 64

13.	Based upon your description of your revenue on page 61, it appears you derive revenues from several sources, including suppliers, customers and advertisers, and that the types of revenues you receive could include commissions, incentive payments, service fees and advertising revenue. Please revise your disclosure to more fully describe and quantify the sources of your revenue and explain material changes in these sources in your operating results discussion for each period presented. In this regard, please tell us the consideration given to Item 303(a)(3) of Regulation S-K and ASC 280-10-50-40.

Despegar has revised the disclosure on page 63 of Amendment No. 1 to address the matters identified in the Staff’s comment. Despegar respectfully submits to the Staff that it does not consider commissions, incentive payments and service fees to be meaningfully different revenue streams in accordance with Item 303(a)(3) of Regulation S-K, nor different groupings of products and services in accordance with ASC 280-10-50-40. Further, Despegar notes that other companies in the online travel industry do not disclose their sources of revenues on a similar basis.

14.	In order to provide investors with a more thorough understanding of the potential volatility and uncertainty of your revenue stream, please expand your disclosure to describe the nature of your business arrangements with suppliers and advertisers. For example, describe any contracts with suppliers, exclusivity agreements or other arrangements. In addition, please explain the types of agreements you enter into with advertisers.

Despegar has revised the disclosure on page 59-60 and 63 of Amendment No. 1 to address the matters identified in the Staff’s comment.

15.

Throughout the discussion of results of operations, your disclosure should be expanded to explain any known trends or events which could impact your financial results going forward. For example, we note that from 2015 to 2016, there was a significant decline in the total number of transactions as shown on

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page 60, and during the same period there was also a significant decline in your selling and marketing expense as you explain on page 65. If these are related, you should expand your disclosure to discuss your marketing plan going forward and the anticipated impact on your operating results. Please refer to Item 303(a)(3) of Regulation S-K.

Despegar has revised the disclosure on pages 59 and 60 of Amendment No. 1 to address the matters identified in the Staff’s comment.

Liquidity and Capital Resources, page 66

16.	We note that you are currently applying the cash float resulting from the timing disparity between customer payment and supplier payment to meet working capital needs. Please quantify this amount, and confirm that you have disclosed any attendant risks to the company’s liquidity position.

Despegar has revised the disclosure on page 70 and 71 of Amendment No. 1 to address the matters identified in the Staff’s comment.

17.	In your disclosure on page F-16, you explain that as part of your agreement with Expedia, you may be required to pay a $125,000 termination fee if certain minimum revenue thresholds are not met. Please revise your disclosure to discuss this contingency and provide an analysis to clearly state whether or not you were able to meet the minimum revenue thresholds along with the margin by which the minimum volume commitment was achieved. In addition, your disclosure should explain any sensitivity aspects of this commitment, including circumstances which could impact the company’s ability to achieve the minimum level and avoid the timing of the termination fee. Please refer to Item 303(A)(1) of Regulation S-K.

Despegar has revised the disclosure on page 72 of Amendment No. 1 to address the matters identified in the Staff’s comment.

Business, page 73

18.	Briefly describe the company’s agreements with Expedia and its affiliates, including a reference to Expedia’s current equity holding in the company.

Despegar has revised the disclosure on page 92 of Amendment No. 1 to address the matters identified in the Staff’s comment. In addition, Despegar respectfully refers the Staff to the disclosure on pages 92-93 and 113-117 of Amendment No. 1.

Securities and Exchange Commission	8	June 30, 2017

Opportunistically Pursue Strategic Acquisitions, page 80

19.	Refer to the disclosure on page 80 that you intend to opportunistically pursue acquisitions. Please update the Use of Proceeds section to include any acquisitions presently contemplated, or explain what alternative financing you expect to use for this purpose.

Despegar has revised the disclosure on pages 7, 9, 25-26, 39, 46 and 70 of Amendment No. 1 to address the matters identified in the Staff’s comment. In addition, Despegar respectfully refers the Staff to the disclosure on pages 33 and 42 of Amendment No. 1.

Technology and Data, page 86

20.	Briefly discuss the ownership of the technology platform, and the associated intellectual property rights. To the extent that the company owns the relevant technology, please expand your disclosure in this section to include a discussion of the steps you have taken, if any, to protect the customized software that you use in your business. If you have not put such protections in place, please expand the relevant risk factor to discuss the possibility that the software could be compromised.

Despegar has revised the disclosure on pages 30, 90-91 and 93 of Amendment No. 1 to address the matters identified in the Staff’s comment.

Certain Relationships and Related Person Transactions, page 107

21.	Please be sure to appropriately label the “Expedia Outsourcing Agreement” and “Despegar Outsourcing Agreement” in the exhibit index. As a general matter, please file and include in the exhibit index all material agreements with related parties or confirm that all material agreements with major shareholders will be filed as exhibits. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Despegar has revised the disclosure in the exhibit index of Amendment No. 1 to address the matters identified in the Staff’s comment. Despegar acknowledges the Staff’s comment and confirms that it will provide all material agreements with related parties in a subsequent amendment to the Registration Statement.

Financial Statements

Note 3. Summary of significant accounting policies, page F-9

Revenue recognition, page F-9

Securities and Exchange Commission	9	June 30, 2017

22.	Please confirm whether or not you earn material revenue from multiple element arrangements. If so, please revise to provide the disclosures required by ASC 60525-50.

Despegar confirms to the Staff that the company does not earn material revenue from multiple element arrangements.

Expedia transaction, page F-16

23.	We note your disclosure that under certain circumstances, you may need to refund the $125,000 termination fee to Expedia, including a change in control. Please tell us and revise to disclose the impact that this proposed IPO transaction could have on the agreement with Expedia and whether or not it could trigger the termination fee.

Despegar advises the Staff that the consummation of the contemplated IPO would not trigger the obligation to pay the termination fee to Expedia under the Expedia Outsourcing Agreement. Despegar respectfully refers the Staff to the definition of change of control in the disclosure on pages 113 and 114 of Amendment No. 1. Despegar has revised the disclosure on page F-26 of Amendment No. 1 to address the matters identified in the Staff’s comment.

24.	In the description of your accounting for the Expedia transaction, you state that management determined the fair value of the equity issued to Expedia, taking into accounting independent valuations. Please explain to us in more detail the methodology that you used to assess the fair value, including all of the assumptions used, and your basis in GAAP for determining the appropriate accounting treatment of this arrangement. Specifically, please tell us if the provisions of ASC 460-10-55-10 to 11 and/or ASC 470-10-25-1 to 2 for minimum revenue guarantees and sale of future revenues applies to this transaction, respectively.

Despegar informs the Staff that the fair value of the equity issued to Expedia on March 6, 2015 has been determined following the discounted free cash flow valuation method, using the following key assumptions as of March 2015:

***

The above assumptions were made at the time of the valuation as of March 2015, based on Despegar’s understanding of existing market and other conditions at the time. In accounting for its arrangement with Expedia, Despegar followed the

***	Confidential treatment requested by Despegar.com, Corp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

Securities and Exchange Commission	10	June 30, 2017

model in ASC 505 and ASC 605-50 that contemplates the issuance of an equity instrument in conjunction with a revenue transaction. As a result of this treatment, the equity instrument has been recognized at its fair value and the premium received, which equals the termination payment in the Expedia Outsourcing Agreement, was reflected as a liability.

Despegar respectfully believes that it is not subject to the guidance in ASC 460, as such conclusion would be viewed as a guarantee of the company’s own performance, which is a scope exclusion under ASC 460-10-15-7(i). Unlike the examples in 460-10-55-10 to 11, which relate to the revenue generated by an unrelated business on its own, this arrangement involves transaction volume (and revenue) generated by the company itself.

Moreover, Despegar believes this arrangement is not subject to ASC 470-10-25-1 to 2, as it is not entering into an investment that will be repaid via a percentage of future revenue. Under the related contracts, the company received an initial investment from Expedia, and also receives additional fees from Expedia based on transaction volume generated. This arrangement does not require the company to pay Expedia for a defined period a specified percentage or amount of the revenue that is generated in that period. This contrasts with the example in ASC 470-10-25-1 to -2, which is returning money to the investor based on future transactions. The termination payment is simply a potential return of those fees and, therefore, viewed as contingent revenue and has been reflected as a liability.

Note 13. Commitments and contingencies, page F-24

25.	You disclose that you accrued $11,700 related to unasserted claims. Please tell us your consideration to disclose the nature of the unasserted claims pursuant to ASC 450-20-50-1. We also note that you estimate reasonably possible losses for unasserted claims to be $33,000. Please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, how you determined whether the loss was probable versus reasonably possible.

Despegar has revised the discussion on page F-25 of Amendment No. 1 to address the matters identified in the Staff’s comment. Despegar respectfully submits to the Staff that, in determining whether there is a probable or reasonable possibility that a loss or an additional loss has been incurred with respect to any claims, members of the legal and finance functions in conjunction with the company’s outside counsel review the status of claims made against the company on at least a quarterly basis. Such review includes the assessment of the status of asserted and un-asserted claims, including the facts and circumstances of the claims, the theories of asserted liability, the stage of the proceedings, the company’s defenses and its past experiences with respect to similar claims.

Securities and Exchange Commission	11	June 30, 2017

Based upon such analysis, the company determines the contingent amount with respect to such claims and whether an estimate of reasonably possible loss or range of loss can be made with respect to such claims.

If a loss is determined to be probable and reasonably estimable, an accrual for such estimate will be recorded. With respect to disclosed matters for which a loss is reasonably possible and the possible loss or range of loss is reasonably estimable, the company will disclose the possible losses or range of losses on an aggregate basis.

Note 12. Income taxes, page F-22

26.	On page F-23 you disclose that you have not provided for deferred income taxes for undistributed foreign earnings invested indefinitely outside of the United States. Please revise to disclose the amount of the undistributed earnings and the related unrecognized deferred tax liability related to the undistributed earnings. We refer you to ASC 740-30-50-2.

Despegar has revised the disclosure on pages F-22-F24 to address the matters identified in the Staff’s comment. With respect to the requirements of ASC 740-30-50-2, the company had an accumulated consolidated deficit related to its foreign subsidiaries as of December 31, 2016. The company has foreign subsidiaries with aggregate undistributed earnings of $1.5 million as of December 31, 2016. The company has not provided for U.S. income taxes on the non-U.S. subsidiaries with aggregate undistributed earnings, as the company plans to permanently reinvest these amounts. Generally, the undistributed foreign earnings become subject to U.S. taxation upon the remittance of dividends to a U.S. stockholder such as a parent company and under certain other circumstances. Despegar respectfully submits to the Staff that it does not believe that it is practicable to estimate with reasonable accuracy the hypothetical amount of the unrecognized deferred tax liability on its undistributed foreign earnings given the many factors and assumptions necessary to estimate the amount of the federal income tax that may be payable in the future on the undistributed earnings.

27.	Within your reconciliation on page F-24, we note you use a blended income tax rate. Please explain to us how and revise to disclose how this blended rate was calculated and why you believe the use of a blended rate is appropriate. Please see Rule 4-08(h)(2) of Regulation S-X, which indicates the income tax rate of the country of domicile should generally be used and the basis for the rate utilized should be disclosed.

Despegar respectfully submits to the Staff that it believes that the use of a blended rate is appropriate since most of its business operations are run by

Securities and Exchange Commission	12	June 30, 2017

subsidiaries located outside the U.S. where the enacted tax rate is lower than the U.S. federal statutory rate. Based on these factors, the company has determined that using the blended tax rate instead of the U.S. federal statutory rate as a basis for reconciliation of the company’s effective income tax rate provides for greater transparency for financial statement users and is consistent with the principles of the existing guidance under ASC 740. To calculate the blended tax rate used, the company calculated an average of the enacted tax rates of the foreign jurisdictions. Despegar has revised the disclosure on page F-24 to address the matters identified in the Staff’s comment.

28.	Additionally, please explain the nature of non-deductible expenses in fiscal 2015, which amounted to $26,698, and explain why they decreased in fiscal 2016.

Despegar informs the Staff that the non-deductible expenses in 2015 are primarily related to fraudulent bookings made using credit cards. The decrease in 2016 is due to lower fraudulent bookings as a result of improvements and controls internally implemented by the company. In addition, there are other non-deductible expenses in 2015 related to foreign marketing expenses and cross-border intercompany charges limited by law. The decrease in 2016 is aligned with modifications and improvements internally performed to reduce non-deductible expenses in the different legal entities.

Note 15. Accounts receivable, net of allowances, page F-18

29.	We note from your Liquidity and Capital Resources discussion that you factor your accounts receivable and the change in such activities materially impacted your net cash flows used in operating activities. Please provide us with your analysis of whether your factoring arrangements qualify as sales and your consideration of the disclosure requirements, as applicable, of ASC 860 for transfers of financial assets.

Despegar informs the Staff that the factoring arrangements that it enters into in Brazil are accounted for as a sale because all of the conditions described in ASC 860-0-40-5 are met: (i) the transferred assets have been isolated from the transferor, even in bankruptcy; (ii) the transferee has the right to pledge or exchange the transferred assets; and (iii) the transferor does not maintain effective control.

In addition, Despegar respectfully informs the Staff that additional disclosure for certain financial asset transfers accounted for as sales has been included in the audited consolidated financial statements as of December 31, 2016 on page F-4.

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Note 17. Stock based compensation, page F-28

30.	It appears that both your RSUs and your stock options may vest upon completion of your initial public offering. Please revise your disclosure to clarify how compensation expense will be recorded for unvested RSUs and options upon completion of your initial public offering. Additionally, please tell us the underlying fair value of common stock used to calculate the weighted-average estimated fair value of options granted in fiscal 2016 and a provide a summary of your valuation method used to determine it, including any key assumptions.

Despegar respectfully informs the Staff that the compensation expense related to the restricted stock units (RSUs) and stock options granted is recognized over its time-based condition and no additional vesting exists upon completion of the contemplated IPO. Despegar refers the Staff to disclose on pages 107 and F-29-30 of Amendment No. 1. Additionally, Despegar informs the Staff that it has used an estimated fair value of its ordinary shares of $*** for options granted in 2016. The fair value of common stock was determined using a discounted cash flow method, with key assumptions consistent with those described in the response to Comment No. 24.

Note 20. Segment information, page F-31

31.	Your disclosure states that the Packages, Hotels and Other travel products segment includes the booking of bundle deals which may include air tickets. Please revise your disclosure to clarify whether or not the air portion of those bundles is included within the Packages, Hotels and Other travel products segment or if it is allocated to the Air segment. If an allocation is done, please explain how the amount of the allocation is determined.

Despegar has revised the disclosure on page F-31 to clarify that in the case of travel packages the entire air-portion of those packages is included within the Packages, Hotels and Other Travel Products segment.

*            *             *            *            *

***	Confidential treatment requested by Despegar.com, Corp. Omitted information provided under separate cover to the Staff pursuant to Rule 83.

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Please do not hesitate to call Juan Francisco Méndez at 212-455-2579 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

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